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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          Drew Industries Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
                         (Title of Class of Securities)

                                   26168L 205
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(e),240.13d-1(f) or 240.13(d)-1(g),check the
following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 542,461, which constitute approximately 5.5% of the total number of shares outstanding. All ownership percentages assume that there are 9,939,963 shares outstanding, including 68,200 shares subject to presently exercisable options by Reporting Persons.

--------------------                                          ------------------
CUSIP No. 26168L 205                   13D                    Page 2 of 20 Pages
--------------------                                          ------------------
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     L. Douglas Lippert (1)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     L. Douglas Lippert is a citizen of the United States.
________________________________________________________________________________
               7    SOLE VOTING POWER

                    399,142 (1)(2)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           399,142 (1)(2)
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     429,142(1)(3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 3 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) L. Douglas Lippert is the Reporting Person as Trustee of the following seven (7)trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

      (i)   L. Douglas Lippert Living Trust, dated June 6, 1989

      (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

      (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

      (iv) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

      (v) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

      (vi) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 399,142 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims pecuniary interest in such shares.

(2) Excludes 20,000 shares subject to an option at $9.3125 per share which is not exercisable within 60 days, and 30,000 shares subject to such option, as to which such option is presently exercisable.

(3) Includes 30,000 shares subject to an option at $9.3125, which are presently exercisable, and excludes 20,000 shares subject to such option, as to which such option is not exercisable within 60 days

--------------------                                          ------------------
CUSIP No. 26168L 205                   13D                    Page 4 of 20 Pages
--------------------                                          ------------------
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jason D. Lippert
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jason D. Lippert is a citizen of the United States.
________________________________________________________________________________
               7    SOLE VOTING POWER

                    74,545 (1)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           74,545 (1)
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     95,145 (2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 5 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 1,800 shares subject to an option at $12.125 per share, which is exercisable within 60 days. Excludes 22,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to 13,200 shares and not exercisable within 60 days as to 8,800 shares. Excludes 28,000 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 5,600 shares and not exercisable within 60 days as to 22,400 shares. Excludes 43,810 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 1,800 shares subject to an option at $12.125 per share which is exercisable within 60 days as to such shares. Includes 13,200 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to such shares; excludes 8,800 shares subject to such option as to which such option is not exercisable within 60 days. Includes 5,600 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 22,400 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes 43,810 shares held in Trust for Jason D.Lippert, as to which L. Douglas Lippert is the Trustee.

--------------------                                          ------------------
CUSIP No. 26168L 205                   13D                    Page 6 of 20 Pages
--------------------                                          ------------------
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Joshua E. Lippert
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Joshua Lippert is a citizen of the United States.
________________________________________________________________________________
               7    SOLE VOTING POWER

                    574 (1)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           574 (1)
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,174(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 7 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 1,800 shares subject to an option at $12.125 per share, which is exercisable within 60 days as to all such shares. Excludes 20,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to 12,000 shares and not exercisable within 60 days as to 8,000 shares. Excludes 19,000 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 3,800 shares and not exercisable within 60 days as to 15,200 shares. Excludes 90,851 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 1,800 shares subject to an option at $12.125 per share which is exercisable within 60 days as to all such shares. Includes 12,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days as to such shares; excludes 8,000 shares as to which such option is not exercisable within 60 days. Includes 3,800 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 15,200 shares subject to such option, as to which such option is not exercisable within 60 days. Excludes 90,851 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

--------------------                                          ------------------
CUSIP No. 26168L 205                   13D                    Page 8 of 20 Pages
--------------------                                          ------------------
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Lawrence C. Lippert
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Lawrence C. Lippert is a citizen of the United States.
________________________________________________________________________________
               7    SOLE VOTING POWER

                    No longer a Reporting Person
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           No longer a Reporting Person
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     No longer a Reporting Person
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     N/A
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 26168L 205                   13D                    Page 9 of 20 Pages
--------------------                                          ------------------
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Dorothy F. Lippert
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Dorothy F. Lippert is a citizen of the United States.
________________________________________________________________________________
               7    SOLE VOTING POWER

                    No longer a Reporting Person
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           No longer a Reporting Person
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     No longer a Reporting Person
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     N/A
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                   Page 10 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

      The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

CUSIP No. 26168L 205                   13D                   Page 11 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 1. Security and Issuer

      No Change

CUSIP No. 26168L 205                   13D                   Page 12 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 2. Identity and Background

      No change

CUSIP No. 26168L 205                   13D                   Page 13 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

      No Change

CUSIP No. 26168L 205                   13D                   Page 14 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 4. Purpose of Transaction

      No Change

CUSIP No. 26168L 205                   13D                   Page 15 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

      Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert, Jason D. Lippert, Joshua
E. Lippert, Lawrence C. Lippert, and Dorothy F. Lippert.

      Because L. Douglas Lippert has sole voting and dispositive power over 429,142 shares including 399,142 as Trustee of the Trusts, and 30,000 shares subject to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 429,142, constituting approximately 4.3% of the Issuer's outstanding shares of Common Stock.

      Because Jason D. Lippert has sole ownership of 95,145 shares, including 20,600 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by Jason D. Lippert pursuant to Rule 13d-3 is 95,145, constituting approximately 1.0% of the Issuer's outstanding shares of Common Stock.

      Because Joshua E. Lippert has sole ownership of 18,174 shares, including 17,600 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by Joshua E. Lippert pursuant to Rule 13d-3 is 18,174, constituting approximately 0.2% of the Issuer's outstanding shares of Common Stock.

      Lawrence C. Lippert is no longer included as a Reporting Person in this
Schedule 13D.

      Dorothy F. Lippert is no longer included as a Reporting Person in this
Schedule 13D.

      Paragraph (b)

      See response to Paragraph (a) above.

      Paragraph (c)

      Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

CUSIP No. 26168L 205                   13D                   Page 16 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

      Since the filing of Amendment No. 6 to this schedule 13D, dated March 7, 2002,the following transactions in shares of Common Stock were affected by the Reporting Persons:

      On April 11, 2002, Joshua E. Lippert sold 3,202 shares of Common Stock at $13.35 per share, in the open market.

      On April 23, 2002, Joshua E. Lippert sold 37,400 shares of Common Stock at $13.45 per share, in the open market.

      On July 11, 2002 Joshua E. Lippert sold 7,200 shares of Common Stock at $16.15 per share, in the open market.

      On July 12, 2002, Joshua E. Lipert exercised an option to purchase 7,200 shares of Common Stock, at the exercise price of $12.125 per share.

      On September 25, 2002, Jason D. Lippert sold 300 shares of Common Stock at $15.85 per share, in the open market.

      On September 25, 2002, Jason D. Lippert sold 1,700 shares of Common Stock at $15.70 per share, in the open market.

      On September 26, 2002, Jason D. Lippert exercised an option to purchase 2,000 shares of Common Stock at the exercise price of $12.125 per share.

      On October 16, 2002, Jason D. Lippert sold 600 shares of Common Stock at $16.05 per share, in the open market.

      On October 16, 2002, Jason D. Lippert sold 4,600 shares of Common Stock at $16.00 per share, in the open market.

      On October 16, 2002, Jason D. Lippert exercised an option to purchase 5,200 shares of Common Stock at the exercise price of $12.125.

      On October 30, 2002, The Lippert Family Irrevocable Trust f/b/o Jason D. Lippert dated December 20, 1986, L. Douglas Lippert, Trustee, transferred 44,977 shares of Common Stock to Jason D. Lippert.

      On November 6, 2002, L. Douglas Lippert sold 620,000 shares of Common Stock at $16.00 per share in an off-the-market transaction.

      On November 6, 2002, The Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986, L. Douglas Lippert, Trustee, sold 100,000 shares of Common Stock at $16.00 per share in an off-the-market transaction.

      On November 6, 2002, the Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986, L. Douglas Lippert, Trustee, sold 30,000 shares of Common Stock at $16.00 per share, in an off-the-market transaction.

      On November 8, 2002 L. Douglas Lippert transferred 784,315 shares of Common Stock to L. Douglas Lippert Flite Trust dated December 10, 1999, The Northern Trust Company as Trustee. The Trustee has sole voting and dispositive power with respect to such shares.

      Paragraph (d)

      Not applicable.

      Paragraph (e)

      Not applicable.

CUSIP No. 26168L 205                   13D                   Page 17 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      No Change

CUSIP No. 26168L 205                   13D                   Page 18 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

Item 7. Material to be filed as Exhibits

      No change

CUSIP No. 26168L 205                   13D                   Page 19 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 13, 2002


                                        /s/ L. Douglas Lippert
                                        ----------------------------
                                        L. Douglas Lippert, as Trustee of:

                                        The L. Douglas Lippert Living Trust,
                                        dated June 6, 1989;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jason D. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Joshua E. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jarod B. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jaime R. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jayde S. Lippert, dated December
                                        20, 1986; and

                                 as Attorney-in-fact for:
                                        Jason D. Lippert (1)
                                        Joshua Lippert (2)

----------
(1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorported.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

CUSIP No. 26168L 205                   13D                   Page 20 of 20 Pages

                           ATTACHMENT TO SCHEDULE 13D

                                    EXHIBIT E

      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: November 13, 2002


                                        /s/ L. Douglas Lippert
                                        ----------------------------
                                        L. Douglas Lippert, as Trustee of:

                                        The L. Douglas Lippert Living Trust,
                                        dated June 6, 1989;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jason D. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Joshua E. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jarod B. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jaime R. Lippert, dated December
                                        20, 1986;

                                        The Lippert Family Irrevocable Trust
                                        f/b/o Jade S. Lippert, dated December
                                        20, 1986; and

                                 as Attorney-in-fact for:
                                        Jason D. Lippert (1)
                                        Joshua Lippert (2)

----------
(1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorported.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.